# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valneva SE, CIK 0001836564
CUSIP: 92025Y103
Title of class of securities: Ordinary Shares, nominal value EUR0.15 per share
Address of issuer's principal executive offices: 6 rue Alain Bombard, Saint-Herblain, France (I0), 44800
Date of event which requires filing of this statement: 08/29/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-22-119388
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 17,259,364; sole dispositive power 0; shared dispositive power 8,639,886; aggregate amount beneficially owned 17,259,364 (9.2% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 8,639,886 Ordinary Shares and has 17,259,364 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 187,854,877 voting rights outstanding as of August 31, 2025.
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 17,259,364; sole dispositive power 0; shared dispositive power 8,639,886; aggregate amount beneficially owned 17,259,364 (9.2% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 8,639,886 Ordinary Shares and has 17,259,364 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 187,854, 877 voting rights outstanding as of August 31, 2025.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 17,259,364; sole dispositive power 0; shared dispositive power 8,639,886; aggregate amount beneficially owned 17,259,364 (9.2% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 8,639,886 Ordinary Shares and has 17,259,364 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 187,854, 877 voting rights outstanding as of August 31, 2025.
- Caisse des depots et consignations (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 21,810,176; sole dispositive power 0; shared dispositive power 13,190,698; aggregate amount beneficially owned 21,810,176 (11.6% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 13,190,698 Ordinary Shares and has 21,810,176 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 187,854, 877 voting rights outstanding as of August 31, 2025.
- CDC Croissance S.A.: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 4,550,812; sole dispositive power 0; shared dispositive power 4,550,812; aggregate amount beneficially owned 4,550,812 (2.4% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 4,550,812 Ordinary Shares and has 4,550,812 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 187,854, 877 voting rights outstanding as of August 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.15 per share
Name of issuer: Valneva SE
Address of issuer's principal executive offices: 6 rue Alain Bombard, Saint-Herblain, France (I0), 44800
Comment:
Introductory Statement:

This Amendment No. 3 (this "Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), Caisse des Depots et consignations, a French special public entity (etablissement special) ("CDC") and CDC Croissance S.A., a societe anonyme incorporated under the laws of the Republic of France ("CDC Croissance") (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the Ordinary Shares, nominal value EUR0.15 per share (the "Ordinary Shares") of Valneva SE (the "Issuer").This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on November 16, 2022, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on June 30, 2023; and (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 20, 2024 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, EPIC, Bpifrance, CDC and CDC Croissance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, (i) Bpifrance Participations holds directly 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, and (ii) CDC Croissance held, through CDC PME CROISSANCE, 4,550,812 Ordinary Shares and 4,550,812 Voting Rights..

As of the date hereof, none of Bpifrance, EPIC or CDC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, indirectly through its joint ownership and control of Bpifrance, (y) 4,550,812 Ordinary Shares and 4,550,812 Voting Rights, indirectly through its ownership of CDC Croissance and (z) 708 Ordinary Shares and 708 Voting Rights, indirectly through its ownership of CNP Assurances.

This Amendment is being filed to reflect a decrease in the Reporting Persons' percentage ownership of the Issuer's Ordinary Shares and Voting Rights, which resulted solely from an increase in the number of Ordinary Shares and Voting Rights outstanding since the filing of Amendment No. 2 to Schedule 13D and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

The ownership percentages are calculated based on 171,730,534 Ordinary Shares outstanding and 187,854, 877 Voting Rights as of August 31, 2025, as reported by the Issuer. The amount of outstanding Ordinary Shares and Voting Rights disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares. Using the French law requirements, the Issuer has 171,854,856 outstanding Ordinary Shares and 187,980,079 outstanding Voting Rights, and (i) Bpifrance Participations' Ordinary Share holdings represent approximately 5.0% of the Issuer's outstanding Ordinary Shares, and its Voting Rights represent approximately 9.2% of outstanding Voting Rights, and (ii) CDC Croissance's Ordinary Share holdings represent approximately 2.6% of the Issuer's outstanding Ordinary Shares, and its Voting Rights represent approximately 2.4% of outstanding Voting Rights.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement, dated as of September 19, 2024, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D/A filed on September 20, 2024)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

## Signatures
- Bpifrance Participations S.A.: Sophie Paquin, Director of Legal Affairs (09/04/2025)
- EPIC Bpifrance: Sophie Paquin, Director of Legal Affairs (09/04/2025)
- Bpifrance S.A.: Boubakar Dione, Group Director of Legal Affairs (09/04/2025)
- Caisse des depots et consignations: Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (09/04/2025)
- CDC Croissance S.A.: Aude de Lardemelle, Executive Director (09/04/2025)